Exhibit 99.1

Aurora Cannabis Awarded Maximum Number of Lots in German Cannabis Production Tender

Company Submitted Best Overall Concept, Paving Way to Establish Local Production

TSX | NYSE: ACB

EDMONTON, April 5, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has been selected by the German Bundesinstitut für Arzneimittel und Medizinprodukte BfArM (Federal Institute for Drugs and Medical Devices) as one of three winners in the public tender to cultivate and distribute medical cannabis in Germany. The contract will be formalized at the earliest on April 17, 2019, pending the outcome of an appeal procedure on which a ruling is anticipated by April 10, 2019.

The tender saw 79 companies participating,  with the winners able to establish production in Germany upon the completion of the contract associated with the tender. The selection process was based on the submission of a concept for domestic cannabis production, delivery and pricing. Aurora's concept, judged on criteria such as facility design, quality, security and logistics, received the highest ranking out of all concepts submitted, validating the Company's leadership in integrated cultivation, production and delivery.

The Company was awarded the maximum number of 5 of the 13 lots in the tender over a period of four years with a minimum supply of 4000kg total. The cannabis produced will be sold to the German government and supplied to wholesalers for distribution to pharmacies.

"We are very proud to have been selected as one of only three companies by the German government, which is a great achievement by our team," said Neil Belot, Chief Global Business Development Officer. "Having the highest rated concept is a strong validation of the Aurora Standard cultivation philosophy, as well as of our track record in the delivery of safe and high-quality medical cannabis products to the German system. We commenced delivering dried cannabis flower from Canada to the German market in 2017, and recently added cannabis extracts to our offerings for German patients.  Winning the tender reflects a natural evolution for Aurora, establishing a more prominent local footprint in this important international market with over 82 million people."

Dr. Florian Holzapfel of Aurora Deutschland GmbH, added, "Being one of the winners in this tender reflects our ability to work with international governments and establish ourselves as a trusted partner in multiple global jurisdictions. Upon finalization of the allotment we will commence with our project to construct a state-of-the-art cannabis production facility to further service German patients with safe, high-quality cannabis."

Facility

The Company's concept focused on the construction of a highly secure, state-of-the-art, EU GMP compliant indoor cultivation facility with flexibility for future growth. The new facility will be located at the industrial park in Leuna, Saxony Anhalt, near Leipzig. The Leuna industrial park provides all required industrial and logistical infrastructure required for the operation of the facility, with a considerable labour market to draw from. The facility is designed to have capacity in excess of the tendered amounts to provide flexibility in meeting future growth.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, and include, but are not limited to statements regarding the formalization of the contract associated with the tender, the  outcome of the appeal procedure,  the construction and completion of the Company's production facility in Germany,  and  the  production capacity of the facility. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com: U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 05-APR-19